EXHIBIT 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the incorporation by reference for the year ending December 31, 2013 in this Annual Report on Form 10-K prepared by U.S. Energy Corp. (the “Company”), of our reports relating to certain estimated quantities of the Company’s proved reserves of oil and gas, future net income and discounted future net income, effective December 31, 2011.  We further consent to references to our firm under the headings “Oil and Natural Gas” and “Oil and Natural Gas Reserves (Unaudited).”

We also consent to the incorporation by reference of information from our reports in the Registration Statements on Form S-3 (Nos. 333-162607, 333-151637, 33-137139, 333-135958, 333-134800, and 333-124277) and Form S-8 (Nos. 333-108979, 33-74154, 333-166638, 333-180735 and 333-183911).

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:   /s/ Danny D. Simmons,
Danny D. Simmons, P.E.
President and Chief Operating Officer

Houston, Texas
March 12, 2014